Exhibit 12.1

Hospira, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratios)

Nine Months Ended
September 30, 2012
Loss from Continuing Operations Before Taxes	$(49.1)
Add:
One-third of rents	9.7
Interest expense	64.3
Amortization of capitalized interest	5.3

Earnings from Continuing Operations	$30.2

Fixed charges:
One-third of rents	$9.7
Interest expense	64.3
Interest capitalized	13.4

Fixed Charges from Continuing Operations	$87.4

Ratio of Earnings to Fixed Charges from Continuing Operations	0.3

For purposes of computing this ratio, “earnings” consist of income (loss) from continuing operations before taxes, one-third of rents (deemed by Hospira to be representative of the interest factor inherent in rents), interest expense and amortization of capitalized interest.  “Fixed charges” consist of one-third of rents, interest expense and interest capitalized.